Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225219

Dated January 21, 2020

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Issuer:	Waste Connections, Inc.
Title of Securities	2.600% Senior Notes due 2030
Principal Amount:	$600,000,000
Maturity Date:	February 1, 2030
Coupon:	2.600%
Public Offering Price:	99.991% of face amount
Yield to Maturity:	2.601%
Benchmark Treasury:	1.750% due November 15, 2029
Benchmark Treasury Price and Yield:	99-26 and 1.771%
Spread to Benchmark Treasury:	+83 bps
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2020
Optional Redemption:
Make-Whole Call:

Redeemable at any time prior to November 1, 2029 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on the Notes redeemed (assuming that such Notes matured on the Par Call Date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate of 15 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Trade Date:	January 21, 2020

Settlement:	T+2; January 23, 2020
CUSIP:	94106BAA9
ISIN:	US94106BAA98
Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC CIBC World Markets Corp. PNC Capital Markets LLC

Co-Managers:	U.S. Bancorp Investments, Inc. BBVA Securities Inc. TD Securities (USA) LLC Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. Scotia Capital (USA) Inc. Citizens Capital Markets, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement, dated January 21, 2020 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.